FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This announcement amends and replaces the announcement made on 30 September 2013 which contained incorrect foreign exchange rates. The revised announcement with the correct exchange rates is set out below:

1 October 2013
HSBC HOLDINGS PLC
SECOND INTERIM DIVIDEND FOR 2013
On 5 August 2013, the Directors of HSBC Holdings plc declared the second interim dividend for 2013 of US$0.10 per ordinary share. The dividend is payable on 9 October 2013 to holders of record on 22 August 2013 on the Hong Kong Overseas Branch Register and on 23 August 2013 on the Principal Register or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States Dollars, Sterling or Hong Kong Dollars, or a combination of these currencies and with a scrip dividend alternative.

Dividends payable in cash in Sterling or Hong Kong Dollars will be converted from United States Dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 30 September 2013 ( US$1= HK$7.754525 and £1 =US$1.615205 ). Accordingly, the cash dividend payable on 9 October 2013 will be:
                                                                                                                                                           US$0.10 per share;
                                                                                                                                                           approximately HK$0.775453 per share; or
                                                                                                                                                           approximately £0.061912 per share.
For holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, the cash dividend payable will be US$0.50 per ADS. It will be paid on 9 October 2013 in United States Dollars or in new shares to those who have elected to receive the scrip dividend alternative. The dividend for participants in the dividend reinvestment plan, operated by the Bank of New York Mellon, will be invested in additional ADSs.

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 01 October 2013